# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: DEFSEC Technologies Inc., CIK 0001889823
CUSIP: 244778106
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 80 Hines Rd., Suite 300, Ottawa, Ontario Canada (A6), K2K 2T8
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000929638-26-002609
Filed by CIK 0002071860

## Reporting persons
- Lind Global Fund III LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 140,053; shared voting power 0; sole dispositive power 140,053; shared dispositive power 0; aggregate amount beneficially owned 140,053 (4.99% of the class)
  Comment: (1) The reporting person's ownership consists of 356,304 warrants to purchase common shares (the "Warrants"); however, due to the conversion limitations on the Warrants, the reporting person's beneficial ownership has been limited to 140,053 shares in the aggregate.
  
  (2) The Warrants include a provision limiting the holder's ability to convert the Warrants if such conversion would cause the holder to beneficially own greater than 4.99% of the common shares.
- Lind Global Partners III LLC: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 140,053; shared voting power 0; sole dispositive power 140,053; shared dispositive power 0; aggregate amount beneficially owned 140,053 (4.99% of the class)
  Comment: (1) The reporting person's ownership consists of 356,304 Warrants; however, due to the conversion limitations on the Warrants, the reporting person's beneficial ownership has been limited to 140,053 shares in the aggregate.
  
  (2) The Warrants include a provision limiting the holder's ability to convert the Warrants if such conversion would cause the holder to beneficially own greater than 4.99% of the common shares.
- EASTON JEFF: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 140,053; shared voting power 0; sole dispositive power 140,053; shared dispositive power 0; aggregate amount beneficially owned 140,053 (4.99% of the class)
  Comment: (1) The reporting person's ownership consists of 356,304 Warrants; however, due to the conversion limitations on the Warrants, the reporting person's beneficial ownership has been limited to 140,053 shares in the aggregate.
  
  (2) The Warrants include a provision limiting the holder's ability to convert the Warrants if such conversion would cause the holder to beneficially own greater than 4.99% of the common shares.

## Item 1. Issuer
Name of issuer: DEFSEC Technologies Inc.
Address of issuer's principal executive offices: 80 Hines Rd., Suite 300, Ottawa, Ontario, Canada, K2K 2T8

## Item 2. Person Filing
Name of person filing:
This statement is filed by the following entities and individuals (collectively, referred to as the "Reporting Persons"):

o Lind Global Fund III LP, a Delaware limited partnership;
o Lind Global Partners III LLC, a Delaware limited liability company; and
o Jeff Easton, an individual and a citizen of the United States of America.

Lind Global Partners III LLC, the general partner of Lind Global Fund III LP, may be deemed to have sole voting and dispositive power with respect to the shares held by Lind Global Fund III LP.

Jeff Easton, the managing member of Lind Global Partners III LLC, may be deemed to have sole voting and dispositive power with respect to the shares held by Lind Global Fund III LP.
Address of principal business office or, if none, residence:
The address of the principal business office for each of the Reporting Persons is:

444 Madison Ave, Floor 41
New York, NY 10022
Citizenship: See Row 4 of cover page for each Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
Percent of class: See Row 11 of cover page for each Reporting Person.
Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Row 7 of cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Row 8 of cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Lind Global Fund III LP: By: Lind Global Partners III LLC, its General Partner, By: /s/ Jeff Easton, Jeff Easton, Managing Member (07/15/2026)
- Lind Global Partners III LLC: /s/ Jeff Easton, Jeff Easton, Managing Member (07/15/2026)
- EASTON JEFF: /s/ Jeff Easton, Jeff Easton (07/15/2026)